SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                 Commission File Number: 1-13851

                           NOTIFICATION OF LATE FILING

         --- Form 10-K    --- Form 11-K    --- Form 20-F    -X- Form 10-Q

--- Form N-SAR
         For Period Ended:------------------------------------------------------
--- Transition Report on Form 10-K           --- Transition Report on Form 10-Q
--- Transition Report on Form 20-F           --- Transition Report of Form N-SAR
--- Transition Report on Form 11-K
         For the Transition Period Ended:---------------------------------------


         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  SONUS CORP.

Address of principal executive office (Street and number):
111 S.W. FIFTH AVENUE, SUITE 1620
PORTLAND, OREGON  97204

                                     PART II
                             RULE 12B-25 (B) AND (C)

         The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b).

-X-      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

-X-      (b)      The subject  quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and

-X-      (c)      The  accountant's  statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

     Sonus Corp. experienced unexpected delays in completing its quarter-end closing process due to computer software problems. As a result, Sonus Corp. was unable to provide its independent auditors with suficient time to review the interim financial statements contained in its Form 10-QSB prior to the due date of June 14, 2000.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

    Brian S. Thompson                                (503)        225-9152
         (Name)                                   (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
                                                                  -X- Yes --- No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  --- Yes -X- No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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         SONUS CORP. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  June 14, 2000                   By /s/ Paul C. Campbell
                                          Paul C. Campbell
                                          Senior Vice President and
                                          Chief Financial Officer



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